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                            March 22, 2024

       Nick Bhargava
       Executive Vice President
       Groundfloor Finance Inc.
       600 Peachtree Street, Suite 810
       Atlanta, GA 30308

                                                        Re: Groundfloor Finance
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 6
                                                            Filed March 5, 2024
                                                            File No. 024-12013

       Dear Nick Bhargava:

                                                        We have reviewed your
amendment and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Form 1-A POS filed March 5, 2024

       General

   1. We note your response to prior comment 1 and re-issue. We note that in the Project
                                                        Summary description
boxes you refer to the October 4, 2023 PQA. Please revise to reference the most
recent offering circular for the offering contemplated.
   2. We note your response to prior comment 2 and re-issue. We note that the Project
                                                        Summary continues to
reference several LROs relating to the same property. Please clarify whether these
LROs will be offered concurrently. Please also clarify whether prior
                                                        LROs relating to the
same property were offered immediately upon qualification of the post qualification
amendment. Please ensure your analysis addresses your disclosure that properties with
multiple LROs are done as    subsequent draws." To the extent that you will
                                                        not offer all LROs upon
commencement of the offering, it appears you are attempting to conduct this offering
on a delayed basis which is not consistent with Rule 251(d)(3)(i)(F)
                                                        of Regulation A. Please
revise or advise.
 Nick Bhargava
FirstName  LastNameNick
Groundfloor  Finance Inc. Bhargava
Comapany
March      NameGroundfloor Finance Inc.
       22, 2024
March2 22, 2024 Page 2
Page
FirstName LastName
3.       We note your response to prior comment 2 that "the Company   s
offering of LROs is
         contingent upon the timely qualification of the relevant offering; in certain instances an offering may be fully subscribed through other channels, before the offering has been qualified." However, Item 6 of Part I of Form 1-A does not reflect any private placements, other than pursuant to Regulation A. Please reconcile.
4.       We note your response to prior comment 4 and partially re-issue. We note that
         in "Incorporation by Reference of Offering Circular" you incorporate by reference to the Form 1-A filed October 4, 2022 and that no securities related to any previously filed
         PQA are currently being offered and there is no information in any previously filed PQA
         which is material to the Company   s offering described in the current
PQA. Please advise
         how this complies with General Instruction III of Form 1-A. Please specifically address
         General Instruction III(c), which states in part,    [i]nformation
shall not be incorporated by
         reference or cross-referenced in any case where such incorporation would render the
         statement or report incomplete, unclear, or confusing    in your
analysis and in any
         response regarding future incorporation reference plans.
5. We note your response to prior comment 6 and re-issue. Please provide additional information about the auto-invest feature, including clarifying whether the investor makes an initial selection and then each monthly transfer will be automatically invested pursuant to the initial selection, what information the investor will be provided and when, and how such feature will confirm the investor meets the qualified purchaser status at time of purchase. In addition, please clearly disclose any limitations on the ability to sell pursuant to this auto-invest feature, such as if there is no qualified offering statement or the company has sold the maximum allowed within the last twelve months.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Nick Bhargava
Groundfloor Finance Inc.
March 22, 2024
Page 3



        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,
FirstName LastNameNick Bhargava
                                                          Division of
Corporation Finance
Comapany NameGroundfloor Finance Inc.
                                                          Office of Real Estate
& Construction
March 22, 2024 Page 3
cc:       Brian Korn
FirstName LastName